UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cavanal Hill Distributors Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Williams Center, 15th Floor
(No. and Street)

Tulsa	Oklahoma	74172
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Swanson 918-295-0550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Williams Center, Suite 1700	Tulsa	Oklahoma	74172
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Craig Swanson _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cavanal Hill Distributors Inc _____ , as

of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Notary Public
State of Oklahoma
Jennifer W. Monnot
TULSA COUNTY
COMMISSION #08004056
Comm. Exp. 04-09-2020

_____ Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

CAVANAL HILL DISTRIBUTORS, INC.
Year Ended December 31, 2019
With Report of Independent
Registered Public Accounting Firm

Cavanal Hill Distributors, Inc.

Financial Statements
and Supplemental Information
As of and for the Year Ended
December 31, 2019

Contents

Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Cavanal Hill Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cavanal Hill Distributors, Inc. (the Company) as of December 31, 2019, and the related statement of operations, changes in stockholder's equity, and statement of cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities



Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 3, 2020

Cavanal Hill Distributors, Inc.

Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	2,279,937
Receivable from mutual fund		354,709
Prepaid expenses and other assets		131,281
Current income tax receivable from Parent		36,437
Premises and Equipment, net		207,814
Total assets	$	3,010,178
Liabilities and stockholder's equity		
Liabilities:		
Payable to affiliate	$	405,147
Accrued operating expenses		38,787
Payable to broker/dealer		17,312
Deferred income tax liability, net		16,912
Total liabilities		478,158
Stockholder's equity:		
Common stock, $1 par value – 1,000 shares authorized and issued		1,000
Additional paid-in capital		10,476,970
Retained deficit		(7,945,950)
Total stockholder's equity		2,532,020
Total liabilities and stockholder's equity	$	3,010,178

See accompanying notes.

Cavanal Hill Distributors, Inc.

Statement of Operations
Year Ended December 31, 2019

Revenues		
Funds distribution fee	$	3,584,214
Interest income		37,589
Total operating revenues		3,621,803
Expenses		
Broker commission		3,579,407
Personnel		1,627,154
Business promotion		407,321
Professional fees		348,003
Affiliate allocated expenses		349,563
Data processing		129,584
Administrative and other		129,278
Total operating expenses		6,570,310
Net loss before taxes		(2,948,507)
Income tax benefit		(690,191)
Net loss	$	(2,258,316)

See accompanying notes.

Cavanal Hill Distributors, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock		Additional Paid In Capital	Retained Deficit	Total
	Shares	Par Value			
Balance January 1, 2019	1,000	$ 1,000	$ 8,200,974	$ (5,687,634)	$ 2,514,340
Net loss	—	—	—	(2,258,316)	(2,258,316)
Capital contribution	—	—	2,250,000	—	2,250,000
Capital provided by share-based compensation	—	—	25,996	—	25,996
Balance, Dec. 31, 2019	1,000	$ 1,000	$ 10,476,970	$ (7,945,950)	$ 2,532,020

See accompanying notes.

Cavanal Hill Distributors, Inc.

Statement of Cash Flows
Year Ended December 31, 2019

Operating activities

Net loss	(2,258,316)
Share-based compensation	25,996
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	29,734
(Increase) decrease in operating assets:	
Current income tax receivable from Parent	(11,432)
Receivable from mutual fund	(49,656)
Prepaid expenses and other assets	37,961
Increase (decrease) in operating liabilities:	
Payable to affiliate	117,636
Accrued operating expenses	11,263
Payable to broker/dealer	1,041
Deferred tax liability	(4,162)
Net cash used in operating activities	(2,099,935)

Financing activities

Capital contribution	2,250,000
Net cash provided by financing activities	2,250,000

Net increase in cash and cash equivalents		150,065
Cash and cash equivalents at beginning of year		2,129,872
Cash and cash equivalents at end of year	$	2,279,937

Supplemental disclosure of cash flow information

Cash refund of taxes	$	674,599

See accompanying notes.

Cavanal Hill Distributors, Inc.

Notes to Financial Statements
As of and for the Year Ended December 31, 2019

1. Organization and Description of Business

Cavanal Hill Distributors, Inc. ("CHD" or "the Company"), a wholly owned subsidiary of BOK Financial Corporation ("BOKF or the Parent"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") effective August 9, 2016. CHD is licensed as a broker/dealer engaged solely as a mutual fund distributor and underwriter for Cavanal Hill Funds, a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940 (the "1940 Act"). The Company operates under provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly claims exemption from the remaining provisions of the Rule. We are not required to maintain a "Special Account for the Exclusive Benefit of Customers".

BOKF NA, a wholly owned subsidiary of the Parent, is administrator and custodian for the Cavanal Hill Funds. Cavanal Hill Investment Management, a wholly owned subsidiary of BOKF NA, serves as investment advisor to the Cavanal Hill Funds. CHD's Parent is a financial holding company, authorized to conduct the full range of activities permitted under Section 4(k) of the US Bank Holding Company Act.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank deposit accounts and money market funds. As of December 31, 2019, cash and cash equivalents includes $1,628,773 in a money market fund sponsored by an unrelated global investment bank and $651,164 is on deposit with BOKF, NA, an affiliated bank. Interest revenue is recorded as earned.

Premises and Equipment

Premises and equipment consist of capitalized occupancy costs, office equipment, furniture, and data processing assets. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which range from three to ten years.

Prepaid Expenses and other assets

Prepaid expenses include advances to the Cavanal Hill transfer agent to facilitate payment of broker dealer commissions (12b-1 fees) and other expenses.

Revenue Recognition

The Company earns revenue by providing services to the Cavanal Hill Funds as described in the Distribution and Shareholder Services Plan. Revenue is accrued monthly in the period performance obligations are met based on daily average net asset balances.

Broker Commission Expense

The Company pays amounts to qualified members of the selling group as defined in the Selling Group Member Agreement. Amounts due under the agreement are paid in arrears based upon average net asset balances held by the selling group member's customers.

Depreciation

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The majority of the assets are furniture and fixtures, the estimated useful lives of which range from three to ten years.

Income Taxes

The Parent and its subsidiaries, including the Company, file consolidated tax returns. The Company provides for income taxes on a separate return basis and remit to Parent amounts determined to be currently payable. The Parent is agent for the Company under the tax sharing agreement with the Company and has no ownership rights to any refunds received for the benefit of the Company.

Current income tax expense or benefit is based on an evaluation that considers estimated taxable income and statutory federal and state income tax rates. The amount of current income tax expense or benefit recognized in any period may differ from amounts reported to taxing authorities.

Deferred tax assets and liabilities are based upon the temporary differences between the values of assets and liabilities as recognized in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect of changes in statutory tax rates on the measurement of deferred tax assets and liabilities is recognized through income tax expense in the period the change is enacted. A valuation allowance is provided when it is more likely than not that some portion of the entire deferred tax asset may not be realized.

Unrecognized tax benefits are included in accrued current income taxes payable for the uncertain portion of recorded tax benefits and related interest. These uncertainties result from the application of complex tax laws, rules, regulations and interpretations, primarily in state taxing jurisdictions. Unrecognized tax benefits are assessed quarterly and may be adjusted through current income tax expense in future periods based on changing facts and circumstances, completion of examinations by taxing authorities or expiration of a statute of limitations. Estimated penalties and interest on uncertain tax positions are recognized in income tax expense.

Newly Adopted and Pending Accounting Pronouncements

FASB Accounting Standards Update No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Assets Measured at Amortized Cost* ("ASU 2016-13" or "CECL")

On June 16, 2016, the FASB issued ASU 2016-13 to provide more timely recording of credit losses on receivables and other assets measured at amortized costs. ASU 2016-13 was effective for the Company beginning January 1, 2020. The Company's receivable are short-term in nature and collection is reasonably assured. Accordingly, no transition adjustment was necessary at implementation.

3. Net Capital Requirements

CHD is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2019, CHD's net capital position was as follows:

Net capital, as defined	$	1,721,992
Net capital required		31,877
Excess capital	$	1,690,115
Net capital ratio***		27.77%

***The net capital ratio is calculated as aggregate indebtedness, as defined, divided by net capital.

CHD does not carry its own customer accounts.

4. Related-Party Transactions

At December 31, 2019, payable to affiliate of $405,147 consisted of $337,397 of fees collected from the Cavanal Hill Funds and payable to BOKF, NA and $67,750 for net intercompany settlement of certain operating expenses paid by BOKF, NA on behalf of CHD. CHD's financial obligations to BOKF, NA are guaranteed by a pledge of cash collateral by the Parent.

Current income taxes receivable from Parent of $36,437 included a payable of $18,383 for federal income taxes and a $54,820 receivable for state income taxes. CHD is included in the consolidated income tax return filed by the Parent. Pursuant to a tax sharing agreement between CHD and the Parent, income taxes are allocated to CHD on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from the Parent.

CHD affiliate expenses are paid to third parties by BOKF, NA. In 2019, CHD incurred $349,563 of expenses allocated to CHD by, and reimbursable to, BOKF, NA. Of this, risk & compliance costs were $154,264, technology & communication costs were $84,959, occupancy costs were $55,520, human resources were $33,217 and other expenses were $21,603. In addition, $3,422,251 of Broker commission expense was paid to BOKF, NA during the year.

BOK Financial's board has approved ongoing capital contributions to cover expenses of CHD Inc. In 2019, BOK Financial contributed $2,275,996 in cash and share based compensation.

5. Commitments and Contingencies

In the ordinary course of business, CHD is subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that actions and liability or loss, if any, resulting from the final outcomes of any such actions and complaints will not have a material effect on the Company's financial condition, results of operations or cash flows.

6. Income Taxes

The net deferred tax liability was $16,912 as of December 31, 2019. The net deferred tax asset consists of deferred tax assets of $13,899 and deferred tax liabilities of $30,811. No valuation allowance was required at December 31, 2019. The deferred income taxes relate to stock compensation and depreciation.

The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the income tax expense (benefit), for the year ended December 31, 2019 was as follows:

	Amount	Percent
Federal statutory tax	$ (619,186)	21.0 %
State income tax, net of federal tax benefit	(126,819)	4.3 %
Meals and entertainment	24,174	(0.8)%
Other, net	31,640	(1.1)%
Total income tax benefit	$ (690,191)	23.4 %

The significant components of the income tax provision for the year ended December 31, 2019, were as follows:

Current:	
Federal	$ (526,847)
State	(159,182)
Total current	(686,029)
Deferred:	
Federal	(2,975)
State	(1,187)
Total deferred	(4,162)
Total income tax benefit	$ (690,191)

There were $25,627 of unrecognized tax benefits at December 31, 2019. Interest and penalties recorded for uncertain tax position were $2,571 for 2019.

Federal statute remains open for federal tax returns filed in the previous three reporting periods. Various state income tax statutes remain open for the previous three to six reporting periods.

7. Employee Benefits

CHD employees who meet certain service requirements may participate in a defined-contribution thrift plan sponsored by BOKF, NA. Employee contributions are matched by CHD equal to 6% of base compensation as defined in the plan. CHD matching contribution rates range from 50% for employees with less than four years of service to 200% for employees with 15 or more years of service. Participants may direct investments in their account to a variety of options, including the Parent's common stock fund or Cavanal Hill Funds. Employer contributions invested in accordance with the participant's investment options vest over five years. CHD employees also participate in healthcare and other benefit plans sponsored by BOKF, NA. Total allocated expense from these benefit plans to CHD, included in personnel expense, was $184,919 for 2019.

CHD's employees may also be awarded share-based compensation through the Parent's various share-based compensation plans, primarily in the form of non-vested common shares of the Parent. Grant date fair value of non-vested shares is based on the then-current market value of the Parent's common stock. Non-vested shares generally vest in three years and are subject to a two year holding period after vesting. Compensation cost is recognized as expense over the service period, which is generally the vesting period. Expense is reduced for estimated forfeitures over the vesting period and adjusted for actual forfeitures as they occur. In 2019, the Parent allocated $25,996 of share-based compensation benefit to CHD, which is included in personnel expense.

8. Subsequent Events

CHD has evaluated events from the date of the financial statements on December 31, 2019, through the issuance of those financial statements on February 3, 2020. There are no significant events to report.

Supplemental Information

Cavanal Hill Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2019

Net capital		
Stockholder's equity	$	2,532,020
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		2,532,020
Non-allowable assets:		
Prepaid expenses and other assets		131,281
Fixed assets		207,814
Total non-allowable assets		375,532
Other deductions or charges		401,921
Net capital before haircuts		1,754,567
Regulatory haircuts on certain cash equivalents		32,575
Net capital	$	1,721,992
Computation of basic net capital requirement		
Minimum net capital required (1/15 of aggregate indebtedness)	$	31,877
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	31,877
Excess net capital	$	1,690,115
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	478,158
Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	478,158
Percentage of aggregate indebtedness to net capital		27.77%

CHD does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

Cavanal Hill Distributors, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

CHD does not carry its own customer accounts.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.

Cavanal Hill Distributors, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019, Part II FOCUS report.

See accompanying Report of Independent Registered Public Accounting Firm.


Distributors

One Williams Center
15th Floor
Tulsa, OK 74172
www.cavanalhill.com

Cavanal Hill Distributors, Inc.'s Exemption Report

Cavanal Hill Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(1) at December 31, 2019.

The Company met the identified exemption provision in C.F.R. §240.15c3-3(k)(1) for the period from January 1, 2019 through December 31, 2019 without exception.

Cavanal Hill Distributors, Inc.

I, Craig Swanson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed: Craig Swanson

Title: Chief Financial Officer

Date: February 03, 2020



Ernst & Young LLP
1700 One Williams Center
Tulsa, OK 74172-0117

Tel: +1 918 560 3600
Fax: +1 918 560 3691
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder, Board of Directors and Management of Cavanal Hill Distributors, Inc.

We have reviewed management's statements, included in the accompanying Cavanal Hill Distributors, Inc.'s Exemption Report, in which (1) Cavanal Hill Distributors, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (1) (the "exemption provision") and (2) the Company stated that it met the identified exemption in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 3, 2020